UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



COMMISSION FILE NUMBER: 333-139693-26


(Check one): [ X ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form 10-D [ ]Form N-SAR [ ]Form N-CSR

For Period Ended: December 31, 2008


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________


Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


 Structured Asset Securities Corporation
(Full Name of Registrant)


 N/A
(Former Name if Applicable)



 1271 Avenue of the Americas
(Address of Principal Executive Office) (Street and Number)


 New York, NY 10020
(City, State and Zip Code)




PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
 [ X ] day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Structured Asset Securities Corporation (the Registrant) is unable to timely file an Annual Report on Form 10-K (the Form 10-K) with respect to Lehman Mortgage Trust 2008-4 (the Issuer) for the fiscal year ended December 31, 2008, and the certification thereof pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (the 302 Certification), in each case, without unreasonable effort or expense for the reasons described below.

On February 9, 2009, the Registrant filed a voluntary petition (the Petition) for relief under Chapter 11 of the United States Code (the Bankruptcy Code) in the United States Bankruptcy Court for the Southern District of New York (the Court) in a jointly administered proceeding named In re Structured Asset Securities Corporation, under Case Number 09-10558. In addition, the Registrant is a wholly-owned, indirect subsidiary of Lehman Brothers Holdings Inc. (LBHI), which filed a voluntary petition for relief under the Bankruptcy Code in the Court on September 15, 2008 in a jointly administered proceeding named In re Lehman Brothers Holdings Inc., et. al. under Case Number 08-13555. LBHI and its wholly-owned broker-dealer, Lehman Brothers Inc., have sold since September 15, 2008 significant businesses, including the sale on September 21, 2008 of the investment banking business to Barclays Capital Inc., which business included the employees who historically conducted the Registrants business. As a result of the foregoing, the Registrant discontinued its securitization business and the individuals previously involved in such securitization business are no longer employed by the Registrants affiliates.

Moreover, the Registrant appointed its current Chief Financial Officer, Mr. William Fox, to his position shortly before the Registrant filed the Petition. Mr. Fox previously had no responsibility for reviewing the activities and operating reports of the Issuer and thus the Registrant needs additional time to complete processes necessary to support the 302 Certification. The Registrant believes, however, that Mr. Fox and the Registrant will be in a position to execute and file the Form 10-K within 15 calendar days following the required filing date, March 31, 2009, as prescribed in Rule 12b-25.



(Attach Extra Sheets if Needed)



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



William Fox             (646) 333-8358

(Name)              (Area Code) (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [ X ]*

*An unsigned Form 10-D was filed for the following monthly distribution periods:
(i) September 02, 2008 to October 01, 2008, (ii) October 02, 2008 to November 01, 2008, and (iii) November 02, 2008 to December 01, 2008. The Registrant expects to file a Form 10-D/A with respect to each of such monthly distribution periods prior to the filing of the Form 10-K.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           Yes [   ]  No [ X ]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



 Structured Asset Securities Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



(Date) April 1, 2009


By: /s/ William Fox
Name: William Fox
Title: Chief Financial Officer, Controller and Vice President



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).